NO ACT

JC
P.E.
1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 5, 2008

William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2008

Re: Comcast Corporation
Incoming letter dated January 9, 2008

Dear Mr. Aaronson:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to Comcast by the Amalgamated Bank LongView Collective Investment Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Amalgamated Bank LongView
Collective Investment Fund
11-15 Union Square
New York, NY 10003

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

WILLIAM H. AARONSON
212 450 4397
WILLIAM.AARONSON@DPW.COM

January 9, 2008

Re: ***Shareholder Proposal Submitted by Amalgamated Bank LongView Collective Investment Fund***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (collectively, the "**2008 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from the Amalgamated Bank LongView Collective Investment Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2008 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2008 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 4, 2008. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which is attached hereto as Exhibit A, requests that the Company provide a report that discloses the Company's political contributions and expenditures as well as the Company's policies and procedures for political contributions. Specifically, the proposal states:

> "RESOLVED: That the shareholders of Comcast Corporation ("Comcast" or the "Company") hereby request that Comcast provide a report, to be updated semi-annually, that discloses the Company's: 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds. 2. Monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under section 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. The report shall include the following: a. An accounting of Comcast funds that are used for political contributions or expenditures described above; b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and c. The internal guidelines or policies, if any, governing Comcast's political contributions and expenditures. This report shall be presented to the board of directors audit committee or other relevant oversight committee and posted on the Comcast website to reduce costs to shareholders."

Comcast requests that the Staff of the SEC concur with its view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as prior proposals that have been included in Comcast's proxy materials three times within the preceding five calendar years and the Proposal received less than 10% of the vote in its most recent submission to shareholders at the Company's 2007 annual meeting of shareholders (the "**2007 Annual Meeting**").

Rule and Analysis

Pursuant to Rule 14a-8(i)(12)(iii), the Proposal may be excluded from Comcast's 2008 Proxy Materials. Rule 14a-8(i)(12)(iii) states:

> "(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any

meeting held within 3 calendar years of the last time it was included if the proposal received: (iii) Less than 10% of the vote in its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years…"

The Proposal is identical to a shareholder proposal submitted by the Proponent and voted upon at the 2007 Annual Meeting. It is substantially the same as proposals submitted and voted upon at Comcast's annual meetings held in 2004 and 2005 (the "**Prior Proposals**"). The Prior Proposals, which were identical to each other, requested the board of directors to direct management to publish " in newspapers of general circulation in the cities of New York, Washington , D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and USA Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like dates to be included in each succeeding report to shareholders." The Proposal is substantively the same as the Prior Proposals and differs only in that it contemplates the inclusion of slightly different information in the report and that the report be published on the Comcast website as opposed to in newspapers. Copies of the shareholder proposals referred to above, which were voted upon at Comcast's 2007, 2005 and 2004 annual meetings of shareholders, are attached hereto as Exhibits B, C, and D, respectively.

The SEC has stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Exchange Act Release No. 34-20091 (August 16, 1983). The substantive concerns in the Proposal and the Prior Proposals are clearly the same. The SEC appears to agree with this conclusion as evidenced by a decision given in 2007 where it allowed a company to exclude a proposal related to political contributions under Rule 14a-8(i)(12). Bank of America Corporation (January 11, 2007). In Bank of America, the Staff allowed the exclusion of a proposal that is identical to the Proposal faced by Comcast. The proposal facing Bank of America was substantially similar to two proposals received in the past five years that had garnered less than 6% of the shareholder vote. The two prior proposals received by Bank of America are identical to the Prior Proposals received by Comcast and are, in fact, from the same proponent, Evelyn Davis. The conclusion reached by the Staff in Bank of America accords with past decisions where the Staff has consistently concluded the companies may properly exclude resubmissions that are based on similar substantive concerns, notwithstanding differences in specific language or implementing activities. See Ford Motor Company (February 28, 2007); The Home Depot, Inc. (February 10, 2005); Bristol-Myers Squibb Company (February 11, 2004); AT&T Corporation (February 17, 1998).

The last time the Proposal was submitted and voted upon, at the 2007 Annual Meeting, there were 17,831,337 votes cast "for" the Proposal and 308,405,792 votes cast "against" the Proposal. As described in Section F.4 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Therefore, the number of shares voting "for" the Proposal at the 2007 Annual Meeting constituted 5% of the total numbers of shares voting on the Proposal, well below the 10% threshold established in Rule 14a-8(i)(12)(iii).

Conclusion

The Proposal is substantially similar to shareholder proposals voted upon three times in the preceding five calendar years, and the last such proposal to be voted upon received less than 10% of the total votes cast at the 2007 Annual Meeting. Accordingly, Comcast requests that the Staff concur with its view that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very truly yours,

William H. Aaronson /med

William H. Aaronson

Enclosures

cc w/enc: Cornish F. Hitchcock

Arthur R. Block

EXHIBIT A

RESOLVED: That the shareholders of Comcast Corporation ("Comcast" or the Company") hereby request that Comcast provide a report, to be updated semi-annually, that discloses Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under section 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a. An accounting of Comcast funds that are used for political contributions or expenditures as described above;

b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c. The internal guidelines or policies, if any, governing Comcast's political contributions and expenditures.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Comcast website to reduce costs to shareholders.

Supporting Statement

As long-term shareholders of Comcast, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Comcast contributed at least \$3.8 million and possibly more in corporate funds since the 2002 election cycle, according to CQ's Political Money Line and National Institute on Money in State Politics.

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, Comcast's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically. The proposal asks Comcast to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Dell, Aetna and American Electric Power that support political disclosure and accountability and disclose this information on their websites.

We believe that Comcast's board and shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets.

We urge you to vote **FOR** this important governance reform.

EXHIBIT B

The following proposal and supporting statement were submitted by Amalgamated Bank Long View Collective Investment Fund, 11–15 Union Square, New York, NY 10003, which has advised us that its holds Comcast common stock with a market value in excess of $2,000.

RESOLVED: That the shareholders of Comcast Corporation ("Comcast" or the Company") hereby request that the Company provide a report, updated semi–annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non–monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under section 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a. An accounting of Comcast funds that are used for political contributions or expenditures as described above;

b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c. The internal guidelines or policies, if any, governing Comcast's political contributions and expenditures.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the Comcast website to reduce costs to shareholders.

Supporting Statement

We support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of Comcast shareholders.

Company executives exercise wide discretion over the use of corporate resources for political activities. These decisions involve political contributions, called "soft money." Executives also involve payments to trade associations and related groups used for political activities that media accounts call the "new soft money." Most of these expenditures are not disclosed. In 2003–04, the last fully reported election cycle, Comcast contributed over $150,000 in soft money. (Center for Public Integrity, Silent Partners: http://www.publicintegrity.org/527/db.aspx?act=main) However, Comcast's payments to trade associations used for political activities are undisclosed and unknown. The proposal asks the Company to disclose its political contributions and payments to tax exempt organizations including trade associations.

The Bi–Partisan Campaign Reform Act of 2002 allows companies to contribute to independent political committees, also known as 527s, and to give to tax–exempt organizations that make political expenditures and contributions.

Absent a system of accountability, corporate executives will be free to use company assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. Relying on publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets.

We urge your support **for** this critical governance reform.

EXHIBIT C

The following proposal and supporting statement were submitted by Mrs. Evelyn Y. Davis, Watergate Office Building. 2600 Virginia Avenue, N.W., Suite 215, Washington, D.C. 20037, who has advised us that she holds 160 shares of our common stock.

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made, Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders," "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that [sic] they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent." "Last year the owners of 14,881,932 shares, representing approximately 5% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

EXHIBIT D

The following proposal and supporting statement were submitted by Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, D.C. 20037, who has advised us that she holds 160 shares of our common stock.

RESOLVED: That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders. And if no such disbursements were made, to have that fact publicized in the same manner.

REASONS: This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that [sic] they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent.

If you AGREE, please mark your proxy FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 9, 2008

The proposal requests that Comcast provide a report on political contributions that contains information specified in the proposal.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

William A. Hines
Special Counsel

END